SurfUp, Inc.

Balance Sheet
As of April 30, 2022

	MAY 2021 - APR 2022			
	CURRENT	AS OF APR 30, 2021 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts	**$12,194.69**	**$2,662.51**	**$9,532.18**	**358.01 %**
Accounts Receivable				
Accounts Receivable (A/R)	0.00	0.00	0.00	
Total Accounts Receivable	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Other Current Assets				
Inventory	36.99		36.99	
Inventory Asset	1,473.96	830.92	643.04	77.39 %
Prepaid Expenses	656.66	813.38	-156.72	-19.27 %
Square Expected Deposits	0.00	0.00	0.00	
WIP-Materials	4,260.36	1,223.88	3,036.48	248.10 %
Total Other Current Assets	**$6,427.97**	**$2,868.18**	**$3,559.79**	**124.11 %**
Total Current Assets	**$18,622.66**	**$5,530.69**	**$13,091.97**	**236.71 %**
Fixed Assets				
Capital Equipment	9,619.43		9,619.43	
Total Fixed Assets	**$9,619.43**	**$0.00**	**$9,619.43**	**0.00%**
TOTAL ASSETS	**$28,242.09**	**$5,530.69**	**$22,711.40**	**410.64 %**

SurfUp, Inc.

Balance Sheet
As of April 30, 2022

	MAY 2021 - APR 2022			
	CURRENT	AS OF APR 30, 2021 (PY)	CHANGE	% CHANGE
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)	0.00	2,632.14	-2,632.14	-100.00 %
Total Accounts Payable	**$0.00**	**$2,632.14**	**$ -2,632.14**	**-100.00 %**
Credit Cards				
1509 Chase Business Ink (...1509)	1,416.81		1,416.81	
Total Credit Cards	**$1,416.81**	**$0.00**	**$1,416.81**	**0.00%**
Other Current Liabilities				
California Department of Tax and Fee Administration Payable	135.56	42.00	93.56	222.76 %
Other Current Liabilities	0.00	4.65	-4.65	-100.00 %
Total Other Current Liabilities	**$135.56**	**$46.65**	**$88.91**	**190.59 %**
Total Current Liabilities	**$1,552.37**	**$2,678.79**	**$ -1,126.42**	**-42.05 %**
Long-Term Liabilities				
Shareholder Notes Payable	0.00	4,460.29	-4,460.29	-100.00 %
Total Long-Term Liabilities	**$0.00**	**$4,460.29**	**$ -4,460.29**	**-100.00 %**
Total Liabilities	**$1,552.37**	**$7,139.08**	**$ -5,586.71**	**-78.26 %**
Equity				
Common Stock	428.40	420.00	8.40	2.00 %
Contra-Equity	-54.24	-137.32	83.08	60.50 %
Crowd Notes	41,587.44		41,587.44	
Opening Balance Inventory	0.00	0.00	0.00	
Paid-In Capital or Surplus	21,308.79	3,541.00	17,767.79	501.77 %
Retained Earnings	-35,377.07	-5,946.33	-29,430.74	-494.94 %
SAFE notes	30,000.00	30,000.00	0.00	0.00 %
Treasury Stock	-50.00	-55.00	5.00	9.09 %
Net Income	-31,153.60	-29,430.74	-1,722.86	-5.85 %
Total Equity	**$26,689.72**	**$ -1,608.39**	**$28,298.11**	**1,759.41 %**
TOTAL LIABILITIES AND EQUITY	**$28,242.09**	**$5,530.69**	**$22,711.40**	**410.64 %**